The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 MAR 25 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

03007679

By Airmail

18th March, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th March 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 17th March 2003 confirming that, following the recent change by Moody's Investors Service in the credit rating of EMI Group plc's £325,000,000 Bonds due 2008 (ISIN XS0147559263) from Baa2 (negative) to Ba1 (stable), the rate of interest of the bonds will increase from 8.25% per annum to 9.75% per annum. In the event that the long-term credit ratings of the Company return to investment grade or better, then the coupon on the issue will revert to 8.25% per annum.

Yours faithfully,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

C. P. ASHCROFT
Company Secretary

Enc.

dlw 3/27

The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 03/7

EMI GROUP PLC
£325,000,000 Bonds due 2008 (ISIN XS0147559263)

LONDON 17 March 2003: Further to our announcement dated 11 March 2003 at 17.56, EMI Group plc confirms that, following the recent change in the credit rating of these bonds by Moody's from Baa2 (negative) to Ba1 (stable), the rate of interest of the bonds will increase from 8.25 per cent per annum to 9.75 per cent per annum with effect on and from the next interest payment date (being 20 May 2003). The increased rate of interest shall apply to the interest period commencing on that date and the following interest periods. In the event that the long-term credit ratings of EMI Group plc (from Moody's Investors Service and Standard & Poor's Ratings Services) return to investment grade (i.e. BBB-/Baa3) or better, then the coupon on the issue will revert to 8.25 per cent per annum with effect on and from the next interest payment date immediately thereafter.

Enquiries

EMI

Amanda Conroy	Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations	+44 20 7667 3234